March 30, 2010

James Giugliano, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Friendly Energy Exploration

File No. 000-31423

SEC Comment letter dated March 5, 2010

Dear Mr. Giugliano:

On behalf of Friendly Energy Exploration, a Nevada corporation, (the "Company") is pleased advise you that we have received and reviewed your letter dated March 5, 2010 pertaining to various Form 10-Ks as filed with the Securities & Exchange Commission (the “Commission”) for the years ended 2000-2004, 2006 and 2008 (the "Filings").

With respect to same, please be advised as follows:

(1) We have updated our Form 10-Ks as follows:

(a) For our Form 10-Ks for the years ended December 31, 2000 and December 31, 2001, we have deleted all reference to Item 9 altogether as there was no Controls and Procedures disclosure applicable to Form 10-K for those years.

 (b) For our Form 10-Ks for the years ended December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2006, we have updated the Control and Procedures Section as required.

(2) We have updated our Form 10-Ks as follows:

 (a) For our Form 10-Ks for the years ended December 31, 2000 and December 31, 2001, we have deleted all reference to Item 9 altogether as there was no Controls and Procedures disclosure applicable to Form 10-K for those years.

 (b) For our Form 10-Ks for the years ended December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2006, we have updated the Control and Procedures Section as required.

(3) We have updated our Management Report on Internal Control Over Financial Reporting as requested and consistent with applicable rules for our Form 10-K for the year ended December 31, 2008.

(4) We have updated our Management Report on Internal Control Over Financial Reporting as requested and consistent with applicable rules for our Form 10-K for the year ended December 31, 2008.

In connection with the Company’s responding to the comments set forth in the March 5, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Thank you for your attention to this matter.  Please contact Luis Carrillo, Esq. at 619.399.3102 with any questions.

Very truly yours,

/s/ Douglas Tallant

Douglas Tallant, CEO

cc:

Luis Carrillo (via email only)